Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

June 14, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
6.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due September 14, 2018	June 9, 2017	F389
Contingent Coupon Autocallable Yield Notes due June 27, 2018	June 9, 2017	J707
Contingent Coupon Autocallable Yield Notes due June 27, 2018	June 9, 2017	J708
Capped Knock-Out Notes due September 12, 2018	June 9, 2017	J709
Buffered Accelerated Return Equity Securities due June 12, 2020	June 9, 2017	K841
11.00% per annum Autocallable Yield Notes due September 14, 2018	June 9, 2017	U2121
Auto-Callable Contingent Income Securities due December 14, 2017	June 9, 2017	U2128
10.25% per annum Contingent Coupon Autocallable Yield Notes due March 15, 2021	June 9, 2017	U2133

Callable Contingent Income Securities due June 13, 2019	June 9, 2017	U2135
8.00% per annum Contingent Coupon Callable Yield Notes due June 14, 2024	June 13, 2017	U2139